As filed with the Securities and Exchange Commission on July 24, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

KKR Real Estate Select Trust Inc.

(Name of Issuer)

KKR Real Estate Select Trust Inc.

(Name of Person(s) Filing Statement)

Class I, Class D, Class S and Class U Shares of Common Stock

(Title of Class of Securities)

49836N502, 49836N304, 49836N106 and 49836N403

(CUSIP Number of class of securities)

Lori Hoffman

c/o KKR Registered Advisor LLC

30 Hudson Yards

New York, New York 10001

(212) 750-8300

(Name, Address and Telephone No. of Person Authorized to

Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Rajib Chanda, Esq.

Benjamin C. Wells, Esq.

Jonathan Gaines, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, DC 20001

June 17, 2026

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $10,012.13	Filing Party: KKR Real Estate Select Trust Inc.
Form or Registration No.: Schedule TO	Date Filed: June 17, 2026

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Explanatory Note

This amendment supplements the Final Amendment to Schedule TO filed with the Securities and Exchange Commission on July 21, 2026 (the “Final Amendment”) to correct a typographical error where the Valuation Date (as defined in the Final Amendment) was incorrectly stated as June 3, 2026 instead of July 17, 2026. This Amendment is being filed solely for such purpose and does not amend any other items.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KKR REAL ESTATE SELECT TRUST INC.

By:	/s/ Lori Hoffman
	Name:	Lori Hoffman
	Title:	Chief Legal Officer and Secretary

Dated: July 24, 2026

EXHIBIT INDEX

Exhibit

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal*

(a)(1)(ii)	Offer to Purchase*

(a)(1)(iii)	Forms of Letter of Transmittal*

(a)(1)(iv)	Forms of Notice of Withdrawal of Tender*

(b)	Filing Fee Table*

(c)	KREST Q3 2026 Tender Offer Communication**

*	Previously filed with Schedule TO-I on June 17, 2026.
**	Previously filed with Schedule TO-I on July 21, 2026.